Exhibit (c)(11)
Strictly Private and Confidential April 24, 2009 Project Fairway - Offer Price Discussion Exhibit (c)(4)

Summary CEI is unwilling to increase its offer to the minority CXR shareholders to $5.00 per share as requested by the CXR Special Committee. Firm Value to EBITDA $5.00 represents a multiple of 11.0x 2009 estimated EBITDA This is a higher multiple than the US media control transactions done in the last six months, notwithstanding the fact that CEI's proposed acquisition of CXR does not involve a change of control 11.0x is a premium to the multiple of 2009E EBITDA in the proposed Hearst acquisition of Hearst Argyle (10.4x) 11.0x is also a significant premium to the adjusted EBITDA firm value to EBITDA multiples among the comparables Unaffected Stock Price Public radio stocks have declined 2.4% since March 20, 2009, while the S&P 500 has increased by 10.8% If Cox Radio traded in line with its peers, the "unaffected price" would likely be $3.22 per share, not the current price of $4.37, which has been influenced by the offer Share Price Premium $5.00 is a 51.5% premium to the $3.30 per share stock price prior to the offer This is significantly above the premium of final offers to one day prior stock prices for completed transactions which have a high of 44.0% for tender offers and 44.7% for shareholder vote transactions Recent Share Price $5.00 is a 21.7% premium to the weighted average stock price since the offer of $3.80 was announced and a 14.2% premium to the weighted average stock price since the $4.20 number was disclosed Both of these premiums are in excess of the premiums to interim weighted average trading prices in comparable tender offers which were in a range of 0-6% Research Views Wachovia's research analyst has lowered the target valuation range for Cox Radio to $3.00 - $4.00 per share from $4.00 - $6.00 following the March 20 announcement 1

Recent Media Control Transactions Prior Transaction Parameters >$50 million transactions 10/23/2008 - 4/23/2009 Target or parent domiciled in the U.S. Transaction classified as a media transaction 1-year forward EBITDA estimate available for Target through public disclosure or Wall Street research Source: SDC, press releases, Citi's M&A Deal Intelligence, and ReadyAnalytics. (1) Calculated using a Firm Value of $1,132mm at the offer price of $4.00 per share, and 2009E EBITDA of $109mm based on Wall Street research at the time of the offer. Recent M&A Transactions ($ in millions) (1) 2

Comparable Radio Companies FV / 2009E EBITDA (1) Ranked from Highest to Lowest FV / EBITDA (Book Value of Debt) Market Value of Debt Book Value of Debt Source: Wall Street research, FactSet, Bloomberg, public filings, and CEI and Cox Radio estimates. (1) Firm value is defined as the equity value plus (book or market) value of debt, plus value of preferred stock and minority interests (if applicable) less value of investments (if applicable). (2) Market value of debt defined as book value of debt multiplied by most recent trading price for each traded debt instrument. For thinly traded debt, estimated market value of debt is based on similar tranche trading level and/or the average bid price for the S&P / LSTA US leveraged loan index. Estimated Cox Radio market value of debt based on equivalent CEI trading levels. (3) Adjusted Mean excludes Beasley Broadcast Group. (4) Cox Radio EBITDA based on 4/10/09 Forecast. (5) "LTM" defined as Last Twelve Months for the period ending 12/31/08. (2) (4) Adjusted Mean (Market) 4.0x (3) Adjusted Mean (Book) 9.4x (3) At $5.00 per share for the minority, acquiror could buy the combined equity of Citadel, Emmis, Regent, Salem and Saga 3 11.0x 2009 EBITDA is a significant premium to the publicly traded radio companies adjusted for the market value of the debt.

Cox Radio Potential Unaffected Stock Price Cox Radio S&P 500 Public Radio Companies Cox Radio (at Industry) (1) S&P 500 (5.7%) Cox Radio (27.3%) Radio Comps (30.9%) Cox Radio (1) (46.4%) Applying the stock price performance of the public radio stocks to Cox Radio would imply an unaffected stock price 2.4% below $3.30 per share, or $3.22. Cox Enterprises announces $3.80 / share tender offer Note: Public Radio Companies consists of: BBGI, CDL, CMLS, EMMS, ETM, ROIA, RGCI, SGA, and SALM. (1) Cox Radio is calculated by taking the daily percentage change of the public radio companies and applying that to Cox Radio's post March 23, 2009 share price. January 1, 2009 - April 23, 2009 Performance Since Tender Launch 4

Illustrative Range Based on Different Prices Source: Company filings, 4/10/09 Forecast, and Factset. (1) Assumes $399 million of Net Debt. Represents a premium to Hearst Argyle's offer multiple of 10.4x 5

Precedent Minority Squeezeouts Source: Citi's M&A Deal Intelligence, ReadyAnalytics. Notes: Includes completed Tender Offers for minority interests in U.S. targets where the acquirer seeks to own 100% of the target (between $50-$3,000 million in cash since 2004). (1) Total number of public price movements after the initial offer (upward or downward movements), as disclosed in the "Background of the Merger" section of filing. (2) Transaction pending. (3) VWAP from initial offer to 4/23/09. (3) Tender Offers (2) 6

Premiums Analysis Tender Offers Shareholder Votes 7

Cox Radio - Trading Review Volume in (000's) Launch Note: Based on 2009E EBITDA of $72.3mm from 4/10/09 Forecast. Assumes $399 million of Net Debt. 8

Wachovia Research Since Tender Announcement (1) Wachovia report factors a premium into its valuation due to the possibility of a buyout. Bloomberg consensus EBITDA is $79.5 million as of April 24, 2009 as compared to the CXR estimate of $72.3 million. 9

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